Exhibit 99.1
Shinhan Financial Group 2012 1Q Earnings Release Conference

Shinhan Financial Group will be holding its 2012 1Q Earnings Release Conference on Wednesday, May 2, 2012. The conference will be aired through a live web-cast on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:
- - - - -	Agenda: 2012 1Q Earnings Release and Q&A Session Date: May 2, 2012 (Wednesday) Time: 15:30 (Seoul Time) Format: Live Web-Cast and Conference Call Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)
-	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3065

From Korea, please dial: 031-810-3065

Pass Code: 9505#

To request a question, please press: *1 (numbers * and 1)

To cancel a question, please press: *2(numbers * and 2)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-931-3100

From Korea, please dial: 031-931-3100

Pass Code: 11095#

Button Instructions

Instructions	DTMF Code

1 min FF	1

5 mins FF	7

1 min REW	3

5 mins REW	9

Pause	5

To cancel Pause	5

Our 2012 1Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.